

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 27, 2018

Elliot Brecher
Senior Vice President and General Counsel
Presidio, Inc.
One Penn Plaza, Suite 2832
New York, New York 10119

> **Re: Presidio, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2018**
> **File No. 333-224462**

Dear Mr. Brecher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Gordon S. Moodie
       Wachtell, Lipton, Rosen & Katz